Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following letter was sent to the Governor of the State of Hawaiʻi and other senior elected and governmental officials of the State of Hawaiʻi and to certain labor and union officials by the President and Chief Executive Officer of Cincinnati Bell Leigh R. Fox on July 10, 2017:

Dear Sir/Madam

I want to be one of the first ones to inform you that today, Cincinnati Bell announced that it has entered into a definitive agreement to combine with Hawaiian Telcom for a total consideration of $30.75 per share, to be paid 60% in cash and 40% in Cincinnati Bell stock. This represents an enterprise value of $650 million.

While this transaction has many strategic and financial benefits for both companies, we are most excited by the opportunity to expand Cincinnati Bell’s fiber-centric footprint to Hawaiʻi through the combination with an established and locally-focused company like Hawaiian Telcom. We anticipate that the combination will make Hawaiian Telecom financially stronger in both the short and long term. As a result of this transaction, customers in Hawaiʻi will have access to a broader, financially strengthened platform – with increases in existing product and service offerings and options that address new demands altogether. Consumers will also experience greater customer service benefits, including tailored solutions specific to their needs and strengthened local operations. Together with Hawaiian Telcom, we plan to expand the combined Company’s Next Generation high capacity fiber network to both urban and non-urban areas, bringing superior service and high-speed broadband to even more customers in Oahu and the neighbor islands.

We are committed to making this transaction seamless – given the geographic and operational separation between the two companies, this merger is not expected to materially impact jobs or retirees in Hawai’i, and Cincinnati Bell is committed to honoring Hawaiian Telecom’s union labor agreements. Most importantly, residents of Hawai’i will continue to make decisions and shape how to best meet the needs of the islands’ communities. And Hawaiian Telcom will play a role in our broader strategy – we will be appointing two Hawaiian Telcom Board members that are residents of Hawai’i to our combined Company’s Board of Directors.

Hawaiian Telcom is a highly valued member of Hawai’i’s business community – its strong ties to the local community are a core part of Hawaiian Telcom’s identity and one of the many reasons we pursued the combination in the first place. These are values that we share, and connections that we are committed to maintaining as this transaction moves forward. The Hawaiian Telcom brand will continue to operate as-is in the marketplace, with no impact on customer service or quality.

We are looking forward to bringing together two highly complementary cultures. For both historic enterprises, a commitment to first-in-class services and facilities in respective local markets has been a key to our success. The Hawai’i market represents a significant commercial opportunity and Hawaiian Telcom’s distinctive brand and strength in its local territory position both companies to uniquely serve customers in   this space.

In closing, we are excited to embark on this partnership with Hawaiian Telcom, and are committed to continued engagement with you throughout this process. We are confident that this transaction will continue to reap benefits for both companies – and their customers – for years to come.

Thank you,

/s/ Leigh Fox

Leigh Fox
President & CEO
Cincinnati Bell Corporation

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.